FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

www.tevapharm.com

Contact: Elana Holzman   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
             Kevin Mannix   Teva North America   (215) 591-8912

For Immediate Release

TEVA ANNOUNCES APPELLATE COURT REVERSES GENERIC RISPERDAL® EXCLUSIVITY DECISION

Jerusalem, Israel, September 14, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that following a hearing on September 12, 2008, the U.S. Court of Appeals for the District of Columbia has vacated an April 2008 ruling, which granted Teva 180-day exclusivity for its Risperidone Tablets, AB-rated to Janssen's Risperdal® Tablets.   As a result of this decision, the U.S. Food and Drug Administration is no longer enjoined from approving subsequent Abbreviated New Drug Applications (ANDA).

Teva intends to seek a stay of this decision pending further appeals.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                 (Registrant)

By: /s/ Eyal Desheh
                                                     Name: Eyal Desheh
                                                     Title: Chief Financial Officer

Date: September 14, 2008